July 30, 2019

Marc Angell
Chief Executive Officer and Chairman
Marquie Group, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, NV

       Re: Marquie Group, Inc.
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed July 23, 2019
           File No. 024-10992

Dear Mr. Angell:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

Cover Page

1. Revise your price range to comply with the requirements of Rule 253(b). We note the high end of the range would result in the company's proceeds exceeding the maximum permitted amount for a Tier 2 Regulation A offering. In that respect, we also note that you checked the box in Part I indicating that you do not intend to price this offering after qualification pursuant to Rule 253(b).
 Marc Angell
FirstName LastNameMarc Angell
Marquie Group, Inc.
Comapany NameMarquie Group, Inc.
July 30, 2019
Page 2
July 30, 2019 Page 2
FirstName LastName
Risk Factors
The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision..., page 14

2. You disclose in this risk factor that your subscription agreement requires investors to agree that any claims brought under the Securities Act of 1933 must be brought in federal court. Highlight the reason for the question of enforceability of the provision (i.e., the provision limits the concurrent jurisdiction provided by Section 22 of the Securities Act of
         1933). Also address whether you intend the provision to apply to claims brought under the Securities Exchange Act of 1934.
Principal Stockholders, page 32

3. Revise the calculation referenced in Footnote (2) to reflect the correct maximum offering amount.
Exhibits

4. Please provide a currently dated consent from your independent public accounting firm.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                               Sincerely,

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